UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-13314

Huaneng Power International, Inc.

(Translation of registrant’s name into English)

Huaneng Power International, Inc.

Huaneng Building,

6 Fuxingmennei Street,

Xicheng District,

Beijing, 100031 PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This Form 6-K consists of:

1.            An announcement regarding issue of super short-term debentures of Huaneng Power International, Inc.(the "Registrant"); and

2.            An announcement regarding domestic electricity sold in the first three quarters of 2021 of the Registrant;

Each made by the Registrant on October 19, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

	By:	/s/ Huang Chaoquan
	Name:	Huang Chaoquan
	Title:	Company Secretary

Date: October 19, 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2020 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 22 June 2021, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2020 annual general meeting to the conclusion of the 2021 annual general meeting.

The Company has recently completed the issue of the thirteenth tranche of the Company’s super short- term debentures for 2021 (the “Debentures”). The total issuing amount was RMB1.5 billion with a maturity period of 32 days whereas the unit face value is RMB100 and the interest rate is 2.05%.

Hengfeng Bank Co., Ltd. acts as the lead underwriter to form the underwriting syndicate for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay bank loans and the debt due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

19 October 2021

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON DOMESTIC ELECTRICITY SOLD IN THE FIRST THREE QUARTERS OF 2021

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

According to the preliminary statistics of Huaneng Power International, Inc., (the “Company”), in the third quarter of 2021, the electricity sold by the Company’s operating power plants in China, on consolidated basis, amounted to 115.188 billion kWh, representing an increase of 10.98% compared to the same period last year. For the first three quarters of 2021, the electricity sold by the Company’s operating power plants in China, on consolidated basis, reached a total of 323.115 billion kWh, representing an increase of 17.11% over the same period last year. The average on-grid electricity settlement price for the Company’s operating power plants in China for the first three quarters of 2021 was RMB417.79 per MWh, representing an increase of 1.28% over the same period last year. For the first three quarters of 2021, the Company’s market based electricity sold ratio was 59.99%, representing an increase of 3.05 percentage points over the same period last year.

The increase in the Company’s power generation was mainly attributable to the following factors:

1.	In the first three quarters, the electricity consumption of the whole society maintained a high level of operation, driving the power generation to increase significantly year-on-year. Among them, the power generation of the power plants in the regions of Chongqing, Guangdong, Zhejiang, Shanghai, Fujian, Hunan, and Jiangsu increased significantly year-on-year.

2.	During the peak summer period, the thermal power load maintained rapid growth, and the Company’s thermal power unit utilization hours increased significantly, which further accelerated the Company’s year-on-year growth in power generation.

The electricity sold (in billion kWh) of the Company, by regions, are listed below:

	Electricity Sold
Region	July to September 2021	Change	January to September 2021	Change
Heilongjiang Province	3.858	14.30%	10.046	3.52%
Coal-fired	3.576	13.85%	9.088	2.76%
Wind-power	0.252	24.74%	0.860	13.17%
PV	0.030	-6.93%	0.098	-2.89%
Jilin Province	1.828	-38.76%	6.547	-17.15%
Coal-fired	1.501	-43.32%	5.237	-23.59%
Wind-power	0.158	-24.98%	0.825	10.48%
Hydro-power	0.037	158.62%	0.054	-3.02%
PV	0.047	-17.66%	0.186	108.57%
Biomass power	0.085	53.85%	0.244	55.64%
Liaoning Province	5.751	15.39%	14.726	17.05%
Coal-fired	5.647	89.20%	14.291	17.69%
Wind-power	0.060	-9.32%	0.299	7.87%
Hydro-power	0.009	-53.43%	0.022	-44.36%
PV	0.035	-7.14%	0.115	-5.88%
Inner Mongolia	0.114	183.10%	0.355	142.26%
Wind-power	0.114	183.10%	0.355	142.26%
Hebei Province	2.648	-7.98%	8.024	-1.12%
Coal-fired	2.550	-8.37%	7.654	-1.34%
Wind-power	0.072	-10.15%	0.32	2.53%
PV	0.025	82.40%	0.048	11.29%
Gansu Province	2.918	38.90%	10.524	15.79%
Coal-fired	2.335	57.49%	8.674	19.50%
Wind-power	0.583	-5.69%	1.850	1.06%
Ningxia	0.007	6.54%	0.018	-4.69%
PV	0.007	6.54%	0.018	-4.69%
Beijing	2.376	20.91%	6.466	10.23%
Coal-fired	–	–	0.648	3.60%
Combined Cycle	2.376	20.91%	5.818	11.03%
Tianjin	1.835	22.02%	4.716	8.05%
Coal-fired	1.466	30.25%	3.699	11.67%
Combined Cycle	0.366	-0.88%	1.006	-3.33%

	Electricity Sold
Region	July to September 2021	Change	January to September 2021	Change
PV	0.004	-60.94%	0.011	-2.57%
Shanxi Province	2.430	-11.13%	6.953	-1.14%
Coal-fired	2.159	-15.20%	4.938	-9.18%
Combined Cycle	0.012	532.35%	1.187	-1.23%
Wind-power	0.052	–	0.192	–
PV	0.207	10.81%	0.637	61.40%
Shandong Province	21.956	4.07%	59.848	10.90%
Coal-fired	21.536	3.19%	58.282	9.82%
Wind-power	0.219	138.66%	0.975	96.72%
PV	0.129	-4.84%	0.400	-0.50%
Biomass power	0.073	–	0.192	–
Henan Province	6.012	5.40%	16.719	13.41%
Coal-fired	5.181	-2.19%	13.908	2.95%
Combined Cycle	0.120	-31.39%	0.210	-62.58%
Wind-power	0.704	213.29%	2.582	296.17%
PV	0.006	-9.33%	0.019	-0.30%
Jiangsu Province	11.370	9.01%	31.781	19.74%
Coal-fired	8.683	0.94%	24.022	10.61%
Combined Cycle	1.654	29.73%	4.606	53.33%
Wind-power	0.964	96.07%	2.951	73.43%
PV	0.069	12.45%	0.202	70.89%
Shanghai	5.236	21.33%	15.055	26.97%
Coal-fired	4.810	24.94%	14.000	30.72%
Combined Cycle	0.418	-9.12%	1.031	-9.59%
PV	0.008	37.00%	0.023	279.26%
Chongqing	3.028	44.40%	9.533	53.42%
Coal-fired	2.501	59.62%	7.535	51.66%
Combined Cycle	0.443	-0.25%	1.787	69.71%
Hydro-power	0.084	-2.40%	0.211	9.82%
Zhejiang Province	9.450	35.35%	24.289	33.08%
Coal-fired	9.096	35.96%	23.366	32.02%
Combined Cycle	0.339	22.53%	0.880	72.95%
PV	0.016	-0.53%	0.042	-3.28%

	Electricity Sold
Region	July to September 2021	Change	January to September 2021	Change
Hubei Province	3.780	11.17%	12.146	17.81%
Coal-fired	3.511	11.24%	11.405	18.54%
Wind-power	0.148	33.52%	0.479	16.10%
Hydro-power	0.114	-9.61%	0.245	-4.96%
PV	0.006	1.37%	0.017	-2.56%
Hunan Province	3.547	41.09%	8.553	24.42%
Coal-fired	3.340	44.39%	7.828	28.00%
Wind-power	0.139	6.96%	0.481	5.71%
Hydro-power	0.052	-8.73%	0.207	-23.03%
PV	0.016	13.40%	0.037	5.81%
Jiangxi Province	6.104	1.64%	16.290	11.48%
Coal-fired	5.763	0.34%	15.336	10.69%
Wind-power	0.202	6.27%	0.635	2.54%
PV	0.139	93.44%	0.319	130.92%
Anhui Province	1.463	23.27%	4.240	18.21%
Coal-fired	1.231	20.25%	3.515	7.84%
Wind-power	0.179	96.21%	0.603	152.42%
PV	0.053	-26.61%	0.122	37.93%
Fujian Province	6.637	10.57%	15.531	26.53%
Coal-fired	6.633	10.57%	15.521	26.54%
PV	0.004	15.03%	0.010	6.72%
Guangdong Province	8.078	11.18%	24.449	44.81%
Coal-fired	7.050	7.91%	21.275	32.04%
Combined Cycle	1.021	40.66%	3.155	319.07%
PV	0.007	8.86%	0.019	8.68%
Guangxi Province	0.162	-10.62%	0.545	18.52%
Combined Cycle	0.113	-12.44%	0.326	6.38%
Wind-power	0.049	-6.09%	0.219	42.71%
Yunnan Province	0.897	-2.21%	6.223	20.18%
Coal-fired	0.804	1.62%	5.860	24.11%
Wind-power	0.070	-33.11%	0.339	-21.57%
Hydro-power	0.022	7.51%	0.024	-1.14%

	Electricity Sold
Region	July to September 2021	Change	January to September 2021	Change
Guizhou Province	0.219	196.23%	0.397	71.85%
Wind-power	0.038	-17.49%	0.140	-21.37%
PV	0.182	536.67%	0.258	380.45%
Hainan Province	3.484	14.47%	9.140	0.30%
Coal-fired	3.312	14.55%	8.572	-1.92%
Combined Cycle	0.115	9.62%	0.368	76.14%
Wind-power	0.009	4.71%	0.048	-13.63%
Hydro-power	0.018	121.91%	0.067	163.77%
PV	0.030	-1.48%	0.085	2.56%
Total	115.188	10.98%	323.115	17.11%

For the third quarter of 2021, the power generation of Tuas Power Limited in Singapore, which is wholly-owned by the Company, accounted for a market share of 18.7% in Singapore, representing a decrease of 2.9 percentage points compared to the same period last year. In the first three quarters of 2021, the accumulated power generation accounted for a market share of 19.9%, representing a decrease of 1.6 percentage points compared to the same period last year.

In the third quarter of 2021, the new generation units put into operation were as follows:

	(Unit: MW)
Type of Generation Unit	Controlled installed capacity	Equity-based installed capacity
Wind-power	583.6	583.6
PV	278	278
Total	861.6	861.6

Meanwhile, the installed capacity of certain power plants invested by the Company changed in the third quarter of 2021.

Based on the above, as of 30 September 2021, the Company had a controlled installed capacity of 115,014MW and an equity-based installed capacity of 101,388MW.

By order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As of the date of the announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Li Haifeng (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC

19 October 2021